Exhibit 99.(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Financial Statements” in the Statement of Additional Information, each dated June 30, 2023, and each included in this Post-Effective Amendment No. 1 on the Registration Statement (Form N-2, File No. 333-258821) of Ares Private Markets Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2023, with respect to the consolidated financial statements and financial highlights of Ares Private Markets Fund included in the Annual Report to Shareholders (Form N-CSR) for the period ended March 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 30, 2023